ALEXCO RESOURCE CORP.
Suite 1920, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For
The Annual and Special Meeting of Shareholders
To be held on
Tuesday, December 11, 2007

ALEXCORESOURCE CORP.
Suite 1920, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO:	The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of the holders of common shares ("Shares") of Alexco Resource Corp. (the "Corporation") will be held at the Metropolitan Hotel, Vancouver Room, Vancouver, British Columbia, on Tuesday, December 11, 2007, at the hour of 1.30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditor's report thereon for the financial year ended June 30, 2007;

2.	To determine the number of directors at six;

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year;

5.	To authorize the directors to fix the remuneration to be paid to and terms of engagement of the auditor;

6.	To consider and, if thought fit, to pass a special resolution to approve the continuation of the Corporation from the Yukon Territory into British Columbia; and

7.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a supplemental mailing return card. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on October 31, 2007 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of this 31st day of October, 2007.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.

ALEXCORESOURCE CORP.
Suite 1920, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at October 31, 2007, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.

"Board" means the board of directors of the Corporation.

"business day" means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

"Circular" means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.

"Corporation" means Alexco Resource Corp., a company organized under the laws of the Yukon Territory.

"Meeting" means the annual and special meeting of Shareholders to be held on December 11, 2007, and any adjournment(s) thereof.

"Notice of Meeting" means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

"Share" means a common share in the capital of the Corporation.

"Shareholder" means a holder of Shares.

"Stock Option Plan" means the stock option plan of the Corporation.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting to be held on December 11, 2007 and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to either the Corporation or the transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of "non-registered" or "beneficial" holders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners). Prior to September 2002, issuers (including the directors and officers of the Corporation) had no knowledge of the identity of any of their beneficial owners, including NOBOs. However, after September 1, 2002, subject to the provision of National Instrument 54-101 Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September, 2004, issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of a company except for the distribution of proxy-related materials directly to NOBOs, based on the first stage of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004, issuers can now obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs, based on the second stage of the implementation of NI 54-101.

The Corporation has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from the Corporation's transfer agent, Computershare Investor Services Inc. These VIFs are to be completed and returned to the transfer agent in the envelope provided or by facsimile. In addition, the transfer agent provides both telephone voting and internet voting as described on the VIF itself. The transfer agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

Revocability of Proxy

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Corporation, no director or officer since the commencement of the Corporation's last completed fiscal year, proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at October 31, 2007, the record date for the Meeting, 34,268,114 Shares were issued and outstanding. Holders of record of Shares at the close of business on October 31, 2007 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and officers, as at the record date, October 31, 2007, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to all Shares is as follows:

Name	Type of Ownership	Number of Securities Owned	Percentage of Total Votes
NovaGold Canada Inc.	Direct	6,352,978 Shares	18.54%

ELECTION OF DIRECTORS

The directors are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to determine the number of directors at six.

The Corporation does not have an Executive Committee of its Board. The Corporation has an Audit Committee, a Corporate Governance Committee, a Compensation Committee and an Environmental and Safety Committee. Members of these committees are as set out below.

Management proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Jurisdiction of Residence(6)	Positions Held Within the Corporation	Principal Occupation(6)	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(5)
Clynton R. Nauman Washington, USA	President, Chief Executive Officer and Director(3)	President and Chief Executive
Officer of the Corporation;
Chief Executive Officer of Asset
Liability Management Group
ULC since February 2003;
President of Viceroy Gold
Corporation and Viceroy
Minerals Corporation, February
1998 to February 2003;
President and Chief Executive
Officer of Viceroy Resource
Corporation, February 1998 to
		December 2001.	Since December 3, 2004	3,390,300 Shares(7) 525,000 Shares under option
Rick Van Nieuwenhuyse British Columbia, Canada	Director(3)	President and Chief Executive Officer of NovaGold Resources Inc. since May 1999.	Since January 11, 2005	400,000 Shares 300,000 Shares under option
Michael D. Winn California, USA	Chairman and Director(1)(2)(3)(4)	President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies, since 1997.	Since January 11, 2005	Nil Shares 300,000 Shares under option
David H. Searle British Columbia, Canada	Director(1)(2)(3)(4)	Lawyer with Fasken Martineau DuMoulin LLP, October 2001 to August 2006.	Since May 12, 2006	26,000 Shares 125,000 Shares under option
R. Ed Flood London, England	Director(1)(2)(4)	Managing Director, Investment
Banking, Haywood Securities
(UK) Limited since March
2007; Deputy Chairman of
Ivanhoe Mines Ltd. from May
1999 to February 2007; Senior
Mining Analyst, Haywood
Securities Inc. from May 1999
		to November 2001.	Since March 26, 2007	Nil Shares 100,000Shares under option
George Brack British Columbia Canada	Director	Managing Director and Industry Head, Mining Group, Scotia Capital.	Nominee	Nil Shares 50,000 Shares under option

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Environmental and Safety Committee.
(4)	Member of the Compensation Committee.
(5)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 31, 2007, based upon information furnished to the Corporation by individual directors.
(6)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective individuals individually.
(7)	Clynton Nauman also holds approximately 70% of the outstanding shares of Asset Liability Management Group ULC ("ALM"), which owns 1,940,299 Shares of the Corporation.

The directors and executive officers as a group beneficially own, directly or indirectly, an aggregate of approximately 4,366,300 Shares, representing approximately 12.75% of the issued and outstanding Shares.

Clynton Nauman and Bradley Thrall also hold 70% and 30%, respectively, of the outstanding shares of ALM, which owns 1,940,299 Shares of the Corporation.

Additional information on the Corporation's directors is as follows:

Clynton R. Nauman – President, Chief Executive Officer and Director

Mr. Clynton R. Nauman is currently the President and Chief Executive Officer of the Corporation. Mr. Nauman has been the Chief Executive Officer of ALM since 2003 and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation, positions he held from February 1998 to February 2003. Mr. Nauman was President and Chief Executive Officer of Viceroy Resource Corporation from February 1998 to December 2001. Previously, Mr. Nauman was a General Manager for Kennecott Minerals from 1993 to 1998. Mr. Nauman has over 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors. Mr. Nauman also serves as a director of NovaGold Resources Inc.

Michael D. Winn – Chairman and Director

Mr. Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Prior to forming that company in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments, Inc.), where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California. Mr. Winn also serves as President, Chief Executive Officer and a director of Sanu Resources Ltd. and as a director of Eurasian Minerals Inc., General Minerals Corp., Lake Shore Gold Corp., Mena Resources Inc., Quest Capital Corp. and Transatlantic Petroleum Corp.

Rick Van Nieuwenhuyse – Director

Mr. Rick Van Nieuwenhuyse joined NovaGold Resources Inc. as President and Chief Operating Officer in December 1997 and was appointed Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse has over 25 years of world-wide experience in the natural resource sector, including as Vice President for Placer Dome Inc. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse hold a Candidature degree in Science from the Université de Louvain, Belgium and a Masters of Science degree in geology from the University of Arizona, USA. Mr. Van Nieuwenhuyse also serves as a director of Etruscan Resources Inc. and Inter-Citic Minerals Inc.

David H. Searle, C.M., Q.C. – Director

Mr. David H. Searle is a lawyer and a recently retired partner at Fasken Martineau DuMoulin LLP and brings to the Board 45 years of experience practicing law in western and northern Canada. He has extensive experience in environmental assessment, the permitting of major projects and in the area of mine closure and reclamation. Mr. Searle regularly appeared in all three northern jurisdictions before the Boards that conduct environmental assessments and issue water licenses and land use permits and has extensive experience dealing with contaminated sites in British Columbia. In 2000, he was recognized for this contribution to northern Canada by his appointment as a Member of the Order of Canada.

Edward Flood – Director

Mr. Edward Flood is the Managing Director, Investment Banking, for Haywood Securities (UK) Ltd., a subsidiary of one of Canada's leading independent investment dealers. He served as Deputy Chairman of Ivanhoe Mines Ltd. until February 2007. Mr. Flood was Ivanhoe's founding President. Prior to joining Ivanhoe, from 1993 to 1995, Mr. Flood was a principal at Robertson Stephens & Co., a U.S. investment bank, and a member of Robertson Stephens' investment team. From 1983 to 1993, he served as Manager, Project Evaluation for NERCO Minerals Company. He has also held the position of senior mining analyst with Haywood Securities Inc. from 1999 to 2001. Mr. Flood holds a Masters of Science (Geology) degree from the University of Montana and a BSc (Geology) degree from the University of Nevada.

George Brack – Director

Mr. George Brack is the Managing Director and Industry Head, Mining Group of Scotia Capital. Prior to joining Scotia Capital, Mr. Brack was President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions and other advisory functions for North American resource companies. Previously, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has worked for CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the identification, evaluation and execution of strategic mergers and acquisitions.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors until the close of the next following annual meeting of the Shareholders or until their successors are elected.

To the knowledge of the Corporation, no proposed director:

(a)

is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2007 and the other three most highly compensated executive officers as at June 30, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen- sation ($)
Clynton R. Nauman President and Chief Executive Officer	2007 2006 2005	265,867 166,253 45,209	100,000 Nil Nil	9,000 16,000 Nil	100,000 200,000 225,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Elaine Sanders Chief Financial Officer and Corporate Secretary(1)	2007 2006	Nil Nil	50,000 Nil	Nil Nil	75,000 150,000	Nil Nil	Nil Nil	Nil Nil
Bradley Thrall Chief Operating Officer	2007 2006 2005	202,152 138,003 39,085	50,000 Nil Nil	9,000 12,000 Nil	75,000 150,000 225,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Elaine Sanders served as Chief Financial Officer and Corporate Secretary of the Corporation from February 15, 2006 to October 9, 2007.

The aggregate remuneration paid or payable by the Corporation and its subsidiaries in respect of the financial year ended June 30, 2007 (i) to the directors of the Corporation in their capacity as directors of the Corporation and any of its subsidiaries was $26,500 and (ii) to the officers of the Corporation who received in their capacity as officers or employees of the Corporation and any of its subsidiaries aggregate remuneration of salary and bonus in excess of $40,000 was $948,019. The Corporation and its subsidiaries incurred in the aggregate $Nil in benefits payable under pension or retirement plans upon retirement at normal age to the persons described in the preceding sentence during the financial year ended June 30, 2007.

Long-Term Incentive Plan (LTIP) Awards

The Corporation does not have a LTIP pursuant to which compensation intended to motivate performance over a period greater than one financial year was paid.

Options

Option Grants During the Most Recently Completed Financial Year

The following table discloses the particulars of the options granted to the Named Executive Officers during the Corporation's most recently completed financial year.

NEO Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Clynton R. Nauman	100,000	8.8%	$4.99	$4.98	January 17, 2014
Elaine Sanders	75,000	6.6%	$4.99	$4.98	January 17, 2014
Bradley Thrall	75,000	6.6%	$4.99	$4.98	January 17, 2014

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable/ Unexercisable
Clynton R. Nauman	Nil	N/A	525,000/Nil	$1,482,250/Nil
Elaine Sanders	Nil	N/A	225,000/Nil	$433,000/Nil
Bradley Thrall	Nil	N/A	450,000/Nil	$1,364,250/Nil

Option Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as otherwise disclosed herein, the Corporation and its subsidiaries have no compensatory plan, contract or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer, the value of such compensation exceeds $100,000.

Clynton Nauman, the President and Chief Executive Officer of the Corporation and Bradley Thrall, the Chief Operating Officer of the Corporation, each entered into management contracts dated March 15, 2005 with the Corporation and ALM pursuant to which the Corporation pays ALM $12,917 plus GST and $11,167 plus GST, respectively, per month in consulting fees with respect to the services of Clynton Nauman and Bradley Thrall (each a "Consultant"), for a two year term ending March 15, 2007. Consulting fees were revised effective April 1, 2006 to $22,000 plus GST and $16,500 plus GST, respectively, per month for Clynton Nauman and Bradley Thrall. The Corporation and each of the Consultants terminated the contracts effective December 31, 2006.

The Corporation has entered into new executive employment agreements (the "Executive Employment Agreements") dated effective January 1, 2007 with Mr. Nauman and Mr. Thrall (the "Executives").

Except for the specific duties of each Executive and other than as set forth below, the material provisions of such Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either the Corporation or the respective Executive in accordance with the provisions thereof as described below.

For the financial year ended June 30, 2007 and pursuant to their respective Executive Employment Agreements, Mr. Nauman and Mr. Thrall were entitled to annual base salaries, paid semi-monthly, of US$213,350 and US$160,000, respectively. Such annual base salaries are subject to annual review by the Corporation.

Each Executive Employment Agreement will be terminated upon the Executive dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement or voluntarily by the Executive with three month's notice to the Corporation. In addition, the Corporation may terminate each Executive Employment Agreement at any time for just cause. The Corporation may terminate each Executive Employment Agreement at any time without cause by making a severance payment equal to all compensation paid to the Executive under the agreement for the previous fiscal year multiplied by two in the event that such termination, occurs on or after the first anniversary of the date of hire. The Corporation shall also continue the Executives' group insurance benefits for 12 months after the date of termination.

In the event that a change of control (as defined in the Executive Employment Agreements) of the Corporation occurs, such Executive may terminate his obligations under the agreement at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one month's notice in writing to the Corporation.

If the Executive's employment with the Corporation is terminated, and within two years of such termination, the Executive acquires directly or indirectly other than from the Corporation or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Corporation during the time the Executive was employed by the Corporation, the Executive will offer the Corporation, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. The Corporation shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Composition of the Compensation Committee

The Corporation has a Compensation Committee comprised of Michael D. Winn, David H. Searle and R. Ed Flood. Responsibility for the determination of compensation of executive officers has been delegated to this committee. See "Corporate Governance Disclosure".

Report on Executive Compensation

Historically, the compensation of executive officers of the Corporation has been comprised primarily of cash compensation and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the sector are taken into consideration. Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Corporation for executive officers is to provide an annual level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Corporation to be successful. Bonuses awarded are determined by reference to the success of the Corporation and each executive officer's contribution in the year, as determined at the discretion of the Compensation Committee. The Corporation also provides long-term incentive compensation which aligns the interest of executive officers with those of shareholders and provides long-term incentives to senior management whose actions have a direct and identifiable impact on the performance of the Corporation and who have material responsibility for development and implementation of long-range strategy. In the view of the Compensation Committee, the base salary paid to the Corporation's executive officers during the financial year ended June 30, 2007, is similar to the range of compensation paid to senior executives of comparable companies within the Canadian mineral exploration sector and, in any event, reasonable in light of the Corporation's performance during such period.

The principal determinants guiding the Compensation Committee in fixing the Chief Executive Officer's salary and bonus entitlements in 2007 were Clynton Nauman's contribution to expansion of the Corporation's business, increase in shareholder value, leadership of the Corporation's strategic planning and development of new business opportunities. The Compensation Committee has determined that compensation levels for the Chief Executive Officer, and the Corporation's management as a whole during the financial year ended June 30, 2007, were similar to the range of comparables for corporations operating in the mineral exploration sector.

The Stock Option Plan is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Compensation Committee, comprised of Michael D. Winn, David H. Searle and R. Ed Flood.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on January 26, 2006, with the S&P/TSX Composite Index, assuming dividend reinvestment.

Cumulative Total Shareholders Returns on $100 Investment
Assuming Dividend Reinvestment January 26, 2006 – June 30, 2007

Compensation of Directors

The Corporation's directors are compensated for their services through an annual fee of $15,000 each, as well as, by the grant of stock options under the Corporation's Stock Option Plan. Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending board and committee meetings.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at June 30, 2007, with respect to the Corporation's compensation plans under which equity securities were authorized for issuance as at the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,331,000	$3.06	78,643
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,331,000		78,643

In 2005, the Corporation implemented a rolling 10% stock option plan approved by the Shareholders at the Corporation's annual meeting held on January 9, 2006.

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and service providers to the Corporation and its subsidiaries (collectively the "Optionees") and thereby advance the Corporation's interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the stock options. The Stock Option Plan authorizes the board of directors (or compensation committee) to grant stock options to the Optionees on the following terms:

1.

The number of Shares subject to each stock option is determined by the board of directors (or compensation committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	(a)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

	(b)	the issuance, to insiders of the Corporation of a number of Shares of the Corporation exceeding, within a one year period, 10% of the outstanding issue; or

	(c)	the issuance, to any one insider of the Corporation and such insider's associates, of a number of Shares of the Corporation exceeding, within a one year period, 10% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Shares of the Corporation outstanding immediately prior to any Share issuance, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum number of Shares of the Corporation which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by Shareholders, is 10% of the issued and outstanding Shares at the time of the grant. Any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the 10% Rolling Stock Option Plan, and any exercises of stock options will make new grants available under the plan.

3.	The Stock Option Plan must be approved and ratified by Shareholders every three years.

4.

The exercise price of an option may not be set at less than the closing price of the Shares of the Corporation on the Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the board of directors (or compensation committee) of the Corporation, and are non- assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Corporation or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider (or such longer period as may be approved by the board of directors of the Corporation and, if required, the TSX) or, if the Optionee dies, within one year from the date of the Optionee's death.

7.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

8.

The directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of Shareholders to:

	(a)	make amendments of a "housekeeping" nature;

	(b)	change vesting provisions;

	(c)	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

	(d)	change termination provisions which does extend beyond the original expiry date for an optionee who is not an insider;

(e)	reduce the exercise price of an option for an optionee who is not an insider;

(f)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Shares from the number of Shares reserved under the Stock Option Plan; and

(g)	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of Shareholders and the TSX.

Based on the Corporation's issued and outstanding Shares as at June 30, 2007, 3,409,643 Shares were reserved for issuance under the Stock Option Plan. There are currently 3,426,799 Shares reserved for issuance under the Stock Option Plan.

There are currently 3,301,000 stock options issued and outstanding under the Stock Option Plan, representing 9.63% of the Corporation's issued and outstanding Share capital, as at October 31, 2007. There were 3,331,000 stock options issued and outstanding under the Stock Option Plan, representing 9.77% of the Corporation's issued and outstanding Share capital, as at June 30, 2007.

Based upon the Corporation's issued and outstanding Shares as at October 31, 2007 and the number of currently outstanding stock options, the Corporation can issue stock options for an additional 125,799 Shares under the Stock Option Plan. Additional stock options may be granted as additional Shares are issued.

During the financial year ended June 30, 2007, an aggregate of 600,000 and 537,000 stock options were granted under the Stock Option Plan to directors and officers of the Corporation and employees of the Corporation, respectively. During the financial year ended June 30, 2007, an aggregate of 25,000 and 126,500 Shares were acquired on exercise of stock options by the directors and officers of the Corporation and the employees of the Corporation, respectively.

Under the policies of the Toronto Stock Exchange, the Stock Option Plan must be approved and ratified by Shareholders every three years.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

No director, officer, proposed nominee for election as a director or associate of them, is or, since the beginning of the last completed financial year of the Corporation, was indebted to or guaranteed or supported by the Corporation either pursuant to an employee stock purchase program or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed, no informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation.

During the financial year ended June 30, 2007, the Corporation recorded $273,000 in contractor's expenses and the purchase of mobile equipment from ALM, which was related by having one director and officer (Clynton Nauman) and one officer (Bradley Thrall) in common. At June 30, 2007, accounts payable and accrued liabilities owing to ALM were $Nil.

During the financial year ended June 30, 2007, the Corporation recorded $946,000 in technical service fees to NovaGold Resources Inc., which was related by having two directors and/or officers (Clynton Nauman and Rick Van Nieuwenhuyse) in common. At June 30, 2007, accounts payable and accrued liabilities included $91,000 due to NovaGold Resources Inc. The Corporation also privately sold 1,048,500 units to NovaGold as part of its December 21, 2006 financing.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

Management does not consider any of the related party transactions to be material on an individual basis.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia are the auditors for the Corporation. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of PricewaterhouseCoopers LLP as the auditor to hold office for the ensuing year at a remuneration and on terms of engagement to be fixed by the Directors.

PricewaterhouseCoopers LLP were first appointed as auditor in 2005.

MANAGEMENT CONTRACTS

No management functions are performed to any substantial degree by a person other than the directors or executive officers.

CORPORATE GOVERNANCE DISCLOSURE

Toronto Stock Exchange listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the Corporation's annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101, Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201, Corporate Governance Guidelines, against which the Corporation has reviewed its own corporate governance practices. In certain cases, the Corporation's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.

Directors' Independence

The Corporation's Board consists of five directors, three of whom the Corporation believes to be independent based upon the tests for independence set forth in Multilateral Instrument 52-110, Audit Committees ("MI 52-110"). Messrs. Winn, Searle and Flood are independent. Mr. Nauman is not independent as he is the President and Chief Executive Officer of the Corporation. Mr. Van Nieuwenhuyse is not independent as he is an executive officer of NovaGold Resources Inc., which provides consulting services to the Corporation.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and candid discussion among its independent directors, and to facilitate the Board's exercise of independent judgment in carrying out its responsibilities, the Corporation's independent directors are encouraged to meet at any time they consider necessary without any members of management or non-independent directors being present. The Corporation's auditors, legal counsel and employees may be invited to attend. The audit committee, which is composed of a majority of independent directors, meets with the Corporation's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board.

The Board's non-executive Chairman, Mr. Winn, is considered an independent director.

Participation of Directors in Other Reporting Issuers

Certain of the Corporation's directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers

Clynton R. Nauman	NovaGold Resources Inc.

Rick Van	NovaGold Resources Inc.
Nieuwenhuyse	Etruscan Resources Inc.
Inter-Citic Minerals
Ivana Ventures Inc.

Michael D. Winn	Quest Capital Corp.	Mena Resources Inc.
	Eurasian Minerals Inc.	Sanu Resources Ltd.
	General Minerals Corp.	TransAtlantic Petroleum Corp.
	Lake Shore Gold Corp.	Reservoir Capital Corp.
Lara Exploration Ltd.

David H. Searle	None

R. Ed Flood	SouthGobi Energy Resources Ltd.
Ivanhoe Mines Ltd.
Western Uranium Corporation
Jinshan Gold Mines Inc.

Attendance at Board Meetings

The following table contains the attendance record of each director for all Board meetings held during the Corporation's most recently completed financial year.

Name of Director	Board Meetings Attended	Board Meetings Missed
Clynton R. Nauman	7	Nil
Rick Van Nieuwenhuyse	7	Nil
Michael D. Winn	7	Nil
David H. Searle	7	Nil
R. Ed Flood(1)	Nil	3

Notes
(1) Mr. Flood joined the Board in March 2007.

Board Mandate

The Board has adopted a written mandate, copy of which is attached as Schedule "A" hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.

The Board also meets to plan for the future growth of the Corporation; identify risks of the Corporation's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks that the Corporation faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Position Descriptions

The Board has not developed a written position description for the Chairman of the Board, for the chairs of the committees of the Board or for the Chief Executive Officer; the Board delineates the role and responsibilities of these individuals through reference to industry norms and past practice and, in the case of the Chief Executive Officer, also through reference to the terms of his employment with the Corporation.

Orientation and Continuing Education

The Corporation does not provide formal continuing education to its Board members, but encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Corporation's properties. Board members have full access to the Corporation's records.

The Corporate Governance Committee of the Board is responsible, among other things, for determining appropriate orientation and education programs for new Board members. While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board Directors, committees and copies of the Corporation's corporate governance policies;

2.	access to recent, publicly filed documents of the Corporation;

3.	access to management, auditors, and technical consultants; and

4.	further information and education as deemed appropriate and desirable by the Corporation's Corporate Governance Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to Shareholders. The Board has adopted a written code of conduct (the "Code"), which may be viewed by visiting the Corporation's web site at www.alexcoresource.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify a member of the Audit Committee. No material change report filed since the beginning of the Corporation's most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. In addition, the Corporation requires that directors who have a material interest declare that interest to the Board or committee thereof. The Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors' responsibility, diligence, and for avoiding conflict of interest.

Nomination of Directors

The Corporation does not have a stand-alone nomination committee, but the Corporate Governance Committee (all of the members of which are considered independent under the tests prescribed by MI 52-110) is responsible, among other things, for recommending candidates for nomination, appointment, election and reelection to the Board and its committees, and for annually assessing Board performance. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the financial services industry are consulted for possible candidates.

Procedure for Determining Compensation

The members of the Compensation Committee are Messrs. Winn, Searle and Flood, all of whom are considered independent under the tests prescribed by MI 52-110. The Compensation Committee has responsibility for recommending compensation for the directors and senior management, including the granting of stock options to the Board, and for reviewing and ensuring that the adequacy and form of compensation realistically reflects the responsibilities and risks involved in being an effective officer or director. Additionally, the mandate of the Compensation Committee includes the review of compensation of the directors, and making recommendations as to changes that may be required.

To determine compensation payable, the Compensation Committee review(s) compensation paid for directors and officers of companies of similar size and stage of development and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation.

Board Committees

The Corporation has the following committees in addition to its Audit and Compensation committees:

1.

the Corporate Governance Committee, which monitors the Corporation's corporate governance compliance; recommends corporate governance policy to the Board; reviews the procedure for monitoring directors' responsibility, diligence, and avoiding conflicts of interest; and reviews the Board's past years' proceedings to evaluate its efficiency and make require recommendations, if any; and

2.	the Environmental and Safety Committee, which monitors compliance with environmental and safety standards and recommends environmental and safety policy to the Board.

All committees of the Corporation's Board are accountable to the full Board.

Assessments

The Board, at such times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives reports from the Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE INFORMATION

Detailed information with respect to the Corporation's audit committee is contained under the heading "Additional Information – Audit Committee Information" in the Corporation's annual information form for the financial year ended June 30, 2007 filed under the Corporation's profile on SEDAR at www.sedar.com.

OTHER MATTERS TO BE VOTED UPON

Continuation to the Province of British Columbia and Adoption of Charter Documents

The Corporation presently exists under the Business Corporations Act (Yukon Territory) (the "Yukon Act"). Management of the Corporation is seeking Shareholder approval to continue (the "Continuation") the Corporation to British Columbia under the Business Corporations Act (British Columbia) (the "BC Act").

The BC Act recently replaced the former Company Act (British Columbia) and includes many provisions similar to those contained in corporate legislation elsewhere in Canada, including that of the Yukon Territory. Management is of the view that the Corporation will achieve efficiencies and cost savings by continuing the Corporation into, and having its registered and records office within, British Columbia. If the Continuation is approved, Shareholders will also be approving, among other things:

1.

a new "Notice of Articles", which is substantially similar to the Corporation's articles under the Yukon Act, and which retains the Corporation's authorized capital at an unlimited number of common shares without par value; and

2.	new articles (the "Articles") under the BC Act which will be substantially similar to the Corporation's existing by-laws under the Yukon Act.

Upon the completion of the Continuation, the Yukon Act will cease to apply to the Corporation and the Corporation will thereupon become subject to the BC Act, as if it had been originally incorporated as a British Columbia Corporation. The Continuation will not result in any change in the name or business of the Corporation or its assets, liabilities, net worth or management, nor have a material adverse effect on the Corporation's tax position (other than as may apply to Shareholders dissenting to the Continuation Resolution, as defined below). The Continuation will result in different corporate laws applicable to the Corporation; see "Comparison between British Columbia and Yukon Corporate Law", below. The Continuation is not a reorganization, amalgamation or merger. Shareholders' shareholdings will not be altered by the Continuation (other than with respect to Shareholders dissenting to the Continuation Resolution).

The proposed Notice of Articles and Articles, which will govern the affairs of the Corporation if the Continuation Resolution is approved by Shareholders, are available for viewing at the offices of the Corporation's solicitors at 10th floor, 595 Howe Street, Vancouver, British Columbia during regular business hours, as well as at the Meeting. The Management of the Corporation believes the only significant changes presented by the proposed Notice of Articles and Articles over the Corporation's existing articles and By-laws are:

1.	Directors will be able to approve a change of name of the Corporation without the requirement to obtain Shareholder approval;

2.	Shareholders' meetings may be held by electronic means;

3.

the quorum for Shareholders' meetings will be one shareholder present in person or represented by proxy, as opposed to the current requirement to have two Shareholders present in person or represented by proxy;

4.	Shareholder meetings can be held in jurisdictions outside British Columbia; and

5.	the chairman of the Shareholders' meeting has a second or casting vote in the event of a tie vote of Shareholders.

The Continuation Resolution

The Shareholders will be asked to consider and, if thought advisable, adopt the following resolutions (collectively, the "Continuation Resolution") by special resolution, being an affirmative vote of not less than two thirds of the Shares cast by Shareholders voting in person or by proxy at the Meeting. The Continuation Resolution contains a resolution authorizing management not to proceed with the Consolidation in the event that management subsequently concludes that it would not be in the best interests of the Corporation to proceed with the Continuation.

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

the Corporation be authorized to prepare a Continuation Application/Notice of Articles respecting the proposed Continuation of the Corporation from the Yukon Territory to British Columbia and that any one director or officer be authorized to do all that is required to complete the continuation to British Columbia and any one director or officer be authorized to determine the form of such documents required in respect thereof, including any supplements or amendments thereto, including, without limitation, the documents referred to below;

2.	the Corporation make application to the Registrar of Corporations (Yukon Territory) to permit such Continuation in accordance with the relevant provisions of the Yukon Act;

3.	the Corporation make application to the Registrar of Companies (British Columbia) to permit such Continuation in accordance with the relevant provisions of the BC Act;

4.

the Corporation be authorized to undertake and complete the Continuation from Yukon Territory to British Columbia pursuant to the relevant provisions of the Yukon Act and the relevant provisions of the BC Act;

5.

effective on the date of the completion of the Continuation, the Corporation adopt the Notice of Articles, authorizing a share capital of an unlimited number of common shares without par value, and Articles substantially in the forms presented at the Meeting, in substitution, respectively, for the existing articles and by-laws of the Corporation;

6.

notwithstanding the passage of this special resolution by the Shareholders of the Corporation, the board of directors of the Corporation, in its sole discretion and without further notice to or approval of the Shareholders of the Corporation, may decide not to proceed with the Continuation or otherwise give effect to this special resolution, at any time prior to the Continuation becoming effective;

7.

any one or more of the directors and officers of the Corporation be authorized and directed to determine and complete the content and form of documents, perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including forms under either or both of the Yukon Act and the BC Act, as may be required to give effect to the true intent of this special resolution."

The Continuation and the Notice of Articles shall take effect immediately on the date and time the Notice of Continuation/Notice of Articles is filed with the Registrar of Companies. The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Corporation's records office.

Management of the Corporation recommends that Shareholders vote in favour of the foregoing resolution. The persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the Shareholders appointing them.

Comparison between British Columbia and Yukon Corporate Law

The following is a summary only of certain differences between the BC Act, the statute that will govern the corporate affairs of the Corporation upon completion of the Continuation, and the Yukon Act, the statute which currently governs the corporate affairs of the Corporation.

In approving the Continuation, the Shareholders will be approving the adoption of a Continuation Application, Notice of Articles and Articles for the Corporation and will be agreeing to hold securities in a Corporation governed by the BC Act. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of Shareholders after giving effect to the Continuation. In exercising their vote, Shareholders should consider the distinctions between the Yukon Act and the BC Act, only some of which are outlined below.

Notwithstanding the alteration of Shareholders' rights and obligations under the BC Act and the proposed Continuation Application, Notice of Articles and Articles for the Corporation, the Corporation will still be bound by the rules and policies of the TSX Venture Exchange, the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission, as well as any other applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular Shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuation.

Charter Documents

Under the BC Act, the charter documents of the Corporation would consist of a "Notice of Articles", which sets forth the name of the Corporation and the amount and type of authorized capital, and Articles which govern the management of the Corporation (collectively, the "Charter Documents"). The notice of articles is filed with the Registrar of Companies and the articles are filed only with the Corporation's registered and records office.

Under the Yukon Act, the Corporation has "articles", which set forth the name of the Corporation and the amount and type of authorized capital, and "bylaws" which govern the management of the Corporation. The articles are filed with the Registrar of Corporations and the bylaws are filed only with the Corporation's registered and records office.

If Shareholders approve the Continuation under the BC Act, the Corporation will have an unlimited authorized share capital consisting of common shares without par value, which is the same authorized capital the Corporation has under the Yukon Act. The Continuation to British Columbia and adoption of the new Charter Documents will not result in any substantive changes to the constitution, powers or management of the Corporation except as previously described.

Amendments to the Charter Documents of the Corporation

The Yukon Act, which currently governs the Corporation, requires a two-thirds majority vote to make substantive changes to the Corporation's charter documents. Any substantive change to the corporate charter of a company under the BC Act, such as an alteration of the restrictions, if any, of the business carried on by a company, a change in the name of a company or an increase or reduction of the authorized capital of a company requires a special resolution passed by:

(a)

the majority of votes that the articles of the company specify is required for the company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution; or

(b)	if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

As the New Articles of the Corporation do not contain such a provision requiring a specific majority, future special resolutions will require a two-thirds vote. The BC Act does allow some limited capital alterations to be approved by a simple majority or by the directors if the articles so provide. The Corporation has not incorporated provisions into its proposed articles that permit approval by a simple majority or by the directors, save that directors may by resolution approve a change of name.

Other fundamental changes pursuant to both the BC Act and the Yukon Act, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction, require a similar special resolution passed by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Sale of Corporation's Undertaking

Under the BC Act, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company only if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the company specify is required for the company to pass a special resolution at a general meeting, if that specified majority is at least between two-thirds and three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. As the Corporation's new Articles do not contain such a provision, a two-thirds majority vote will be required in the event of a sale of the Corporation's undertaking.

Under the Yukon Act, the approval of the shareholders of a corporation represented at a duly called meeting of a sale, lease or exchange or all or substantially all of the property of the Corporation must be obtained. Where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each share of the Corporation carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote. The sale, lease or exchange is adopted when the holders of each class or series entitled to vote on it have approved of the sale, lease or exchange by a special resolution (that is, by at least a two-thirds majority).

Rights of Dissent and Appraisal

The BC Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

(a)	a resolution to alter the Articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	a resolution to adopt an amalgamation agreement;

(c)	a resolution to approve an amalgamation into a foreign jurisdiction;

(d)	a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	any other resolution, if dissent is authorized by the resolution; or

(h)	any court order that permits dissent.

The Yukon Act contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the BC Act.

Oppression Remedies

Under the BC Act a shareholder of a company has the right to apply to court on the grounds that:

(a)

the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(b)

some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The Yukon Act contains rights that are substantially broader in that they are available to a larger class of complainants. Under the Yukon Act, a beneficial or registered shareholder or former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the Yukon Supreme Court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BC Act, a shareholder or director of a company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the Yukon Act, and this right extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Yukon Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The BC Act provides that one or more shareholders of a company holding at least 1/20 of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting. The Yukon Act also provides this right.

Form of Proxy and Information Circular for Reporting Companies

The requirement for reporting issuers to provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matters to be dealt with at, and the conduct of the general meeting is now governed by securities legislation and is not governed by the BC Act. The Yukon Act still governs such matters.

Place of Meetings

Under the BC Act, general meetings of shareholders are to be held in British Columbia or may be held, at a location outside of British Columbia if:

(i)	the location is provided for in the articles;

(ii)

if the articles do not restrict the Corporation from approving a location outside of British Columbia, the location is approved by the resolution required by the articles for that purpose, or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(iii)	the location is approved in writing by the Registrar of Companies before the meeting is held.

The Yukon Act provides that meetings of shareholders may be held outside the Yukon where the corporation's articles so provide, or if all the shareholders so agree.

Directors

The BC Act provides that a reporting company must have a minimum of three directors but does not impose residency requirements on the directors.

The Yukon Act does not have any such residency requirements, but does require that a distributing corporation have three or more directors, at least two of whom must not be officers or employees of the corporation or its affiliates.

Rights of Dissent to the Continuation

The Shareholders are entitled to the dissent rights set out in Section 193 of the Yukon Act and to be paid the fair value of their Shares or if such Shareholder dissents to the Continuation and the Continuation becomes effective. Neither a vote against the Continuation Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a Shareholder need not vote against such resolution in order to object. A Shareholder must dissent with respect to all Shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the Yukon Act is set out below.

Persons who are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A Shareholder who beneficially owns Shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a Shareholder must send to the Corporation in the manner set forth below, a written notice of objection (the "Objection Notice") to the Continuation Resolution. On the action approved by the Continuation Resolution becoming effective, the making of an agreement between the Corporation and the dissenting Shareholder as to the payment to be made for the dissenting Shareholder's Shares or the pronouncement of an order by the Court, whichever first occurs, the Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of his Shares in an amount agreed to by the Corporation and the Shareholder or in the amount of the court judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the Shareholder may withdraw his dissent or the Corporation may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuation is approved, the dissenting Shareholder who sent an Objection Notice, or the Corporation, may apply to the Court to fix the fair value of the Shares held by the dissenting Shareholder and the Court shall make an order fixing the fair value of such Shares, giving judgment in that amount against the Corporation in favour of the dissenting Shareholders and fixing the time by which the Corporation must pay that amount to the dissenting Shareholder. If such an application is made by a dissenting Shareholder, the Corporation shall, unless the Court otherwise orders, send to each dissenting Shareholder a written offer (the "Offer to Purchase") to pay to the dissenting Shareholder an amount considered by the directors of the Corporation to be the fair value of the subject Shares, together with a statement showing how the fair value of the subject Shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting Shareholder's Shares, a dissenting Shareholder may make an agreement with the Corporation for the purchase of his Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting Shareholder within 10 days of the Corporation being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the Shareholder of all or part of the sum offered by the Corporation for the Shares, the deposit of the share certificates representing the Shares, and other matters.

If the Corporation is not permitted to make a payment to a dissenting Shareholder due to the existence of reasonable grounds to believe that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities, then the Corporation shall, within ten days after the pronouncement of an order, or the making of an agreement between the Shareholder and the Corporation as to the payment to be made for his Shares, notify each dissenting Shareholder that it is unable lawfully to pay such dissenting Shareholders for their Shares.

Notwithstanding that a judgment has been given in favour of a dissenting Shareholder by the Court, if the Corporation is not permitted to make a payment to a dissenting Shareholder for the reasons stated in the previous paragraph, the dissenting Shareholder by written notice delivered to the Corporation within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Corporation is deemed to consent to the withdrawal and the Shareholder is reinstated to his full rights as a Shareholder, failing which he retains his status as a claimant against the Corporation to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its Shareholders.

In order to be effective, a written Objection Notice must be received by the Corporation's registered and records office at Suite 20 – 400 Lambert Street, Whitehorse, Yukon, Y1A 3T2, or by the Chairman of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of his Shares. Section 193 of the Yukon Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such Shareholders' legal advisor.

The directors of the Corporation may elect not to proceed with the transactions contemplated in the Continuation Resolution if any notices of dissent are received.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 1920 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

DATED as of this 31st day of October, 2007.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

Schedule "A"

BOARD OF DIRECTORS MANDATE

I.	PURPOSE

The duties and responsibilities of directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian legal and regulatory requirements.

Directors are accountable to the shareholders of Alexco Resource Corp. (the "Corporation").

II.	MANDATE

The Board of Directors shall further the objectives of the Corporation by directing, supervising and otherwise reviewing and approving the stewardship of the Corporation.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose

The Board also meets to: plan for the future growth of the Corporation; identify risks of the Corporation’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements. The Board reviews financial performance quarterly. Frequency of meetings as well as the nature of agenda items changes depending upon the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

III.	COMPOSITION

The Chair of the Board of Directors should be an "independent director". Where this is not appropriate, an independent director should be appointed to act as "lead director". However, either an independent chair or an independent lead director should act as the effective leader of the Board of Directors and shall be responsible for ensuring that the Board executes its mandate effectively, efficiently and independently of management.

IV.	INDEPENDENCE FROM MANAGEMENT

All committees of the Board shall be made up of at least a majority of non-management directors.

Committees of the Board are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Corporation’s expense.

V.	SPECIFIC RESPONSIBILITIES AND DUTIES

The Board’s mandate includes the following duties and responsibilities:

1.	Taking responsibility for the stewardship of the Corporation.

2.	Reviewing and approving any proposed changes to the Corporation’s notice of articles or articles.

3.

Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

4.	Approving payment of distributions to shareholders.

5.	Approving any offerings, issuances or repurchases of share capital or other securities.

6.	Approving the establishment of credit facilities and any other long-term commitments.

7.	Developing clear position descriptions for the Chair of the Board, the Chair of each Board committee and, together with the CEO, the CEO (which includes delineating management's responsibilities).

8.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

9.	Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

10.	Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

11.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

12.	Adopting a strategic planning process, approving strategic plans (on at least an annual basis), and monitoring performance against plans.

13.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

14.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.

15.	Reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly.

16.	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

17.	Approving the Corporation’s code of business ethics and other codes, mandates and policies, and monitoring their application.

18.	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

19.	Developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

VI.	DIRECTORS’ REMUNERATION AND EXPENSES

The independent directors’ remuneration shall be fixed by the Board (if a committee is established by the Board with respect to executive compensation, upon the recommendation of such Committee). The directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as directors.

VII.	BOARD MEETINGS PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages and should include an agenda, where possible, specifying the purpose of or the business to be transacted at the meeting.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Corporation.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide directors with the agenda and materials as far as possible ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting; Business arising from the previous minutes; Reports of committees; President’s report, financial and operational reports; Other business;

Setting the date and time of the next meeting; and
Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.